Exhibit (12)

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

	Three Months Ended
(Dollars in thousands)	March 31,
	2008	2007

Income from continuing operations before income taxes and minority interest (preferred stock dividends in subsidiaries)	$203,280	$231,036

Add:
Interest expense	61,767	58,605
Portion of rents representative of the interest factor	11,045	9,173
Amortization of capitalized interest	429	429

Income as adjusted	$276,521	$299,243

Fixed charges:
Interest expense	$61,767	$58,605
Portion of rents representative of the interest factor	11,045	9,173
Minority interest (preferred stock dividends in subsidiaries), excluding taxes	7,635	7,246

Total fixed charges	$80,447	$75,024

Ratio of earnings to fixed charges	3.44	3.99

(1)

The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes and preferred dividends as adjusted by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.

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